ZD VENTURES CORP.	47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-929-1806 F: 416-929-6612

February 26, 2014

Tia L Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission                                                                                                posted on EDGAR
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

Dear Tia L Jenkins:

RE:          ZD Ventures Corporation.
Amendment # 2 to Form 10-K for the fiscal 2013
Filed February 20, 2014
Response dated February 7, 2014
File # 333-127389

We refer to your letter of February 21, 2014

We have now filed Amendment # 3 to the Form 10-K for the year ended March 31, 2013 on EDGAR.

Our responses to your review comments:

1.	We have labelled our balance sheet as of March 31, 2013 as “restated”.

2.
We have revised our comments re disclosure controls and procedures and our internal controls over financial reporting to indicate that they were not effective as of March 31, 2013 due to CEO being only able to devote limited time to the affairs of the Corporation. We are however addressing this matter in fiscal 2014 by introducing dual reviews by another person with financial accounting background.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah
Kam Shah
Chief Executive Officer